UNITED STATES
                SECURITY AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

     Form 10-KSB FOR PERIOD ENDED DECEMBER 31, 1998

SEC FILE NUMBER:    0-3718

Part I - Registrant Information

Full name of Registrant:
EQUITY GROWTH SYSTEMS, INC.

Address of Principal Executive Office:
8001 DeSoto Woods Drive; Sarasota, Florida 34243

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)


       (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X     (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K,
          or Form N-SAR, or portion thereof, will be filed
          on or before the fifteenth calender day following
          the prescribed due date; or the subject quarterly
          report of transition report on Form 10-Q, or
          portions thereof will be filed on or before the
          fifth calender day following the prescribed due
          date; and
     (c)  The  accountant's   statements  or  other  exhibit  required  by  Rule
          12b-25(c) has been attached if applicable.



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PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

As reflected in the current report filed by the Registrant on March 5, 1999, the Registrant's audit committee elected to replace the Registrant's auditors and assured management and the Board of Directors that such change would not delay the filing of the Registrant's report on form 10-ksb for the year ended December 31, 1999. Notwithstanding such assurances, the required financial statements were not completed in time to file the report, after permitting management, the audit committee and the Board of Directors to perform required due diligence review thereof.

Part IV - Other Information

1.  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification:

G. Richard Chamberlin, General Counsel      (352) 694-6714
Name                                      Area Code  Telephone number

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed?

YES

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached letter from Bowman & Bowman, P.A. incorporated by reference herein.

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                          Equity Growth Systems, inc.
                       ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 31, 1999         By: /s/Charles J. Scimeca/s/
-------------------------           --------------------------------
                                      Charles J. Scimeca, President


Branch of Document Control
Securities Exchange Commission
March 31, 1999

                         FILING RECEIPT

The Notification on Form 12b-25 for Equity Growth Systems, Inc.'s annual on Forms 10-KSB for the calender year ended December 31, 1997 and 10-QSB for the quarter ended March 31, 1998 Commission file number 0-3718 has been docketed by the Document Control Section of the Securities and Exchange
Commission on April_____, 1999


                --------------------------------
                    Please Print Name and Sign


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Bowman & Bowman P.A.
Certified Public Accountants

1705 Colonial Blvd; Suite D-1
Fort Myers, Florida 33907
(941) 939-2301
(941) 939-1297 (Pax)

March 31, 1999

To the President
Equity Growth Systems Inc
320 Island Way, Ste 210
Clearwater, FL 33767

Dear Sir

We have been engaged to provide Equity Growth Systems, inc. an audit of their December 31, 1998 financial statements. This audit was proceeding on a pace to be finalized in time for the timely filing of the SEC forms 10k.

On March 22, 1999 an agreement was signed with one of the officers of Equity Growth that results in the financial statements being restated for discontinued operations. This is a material subsequent event and require significantly more work to be completed before the audit opinion can be rendered. We will not be able to complete the necessary work in order to render an opinion on the financial statements until after March 31, 1999.

Sincerely,

/s/ Larry Bowman /s/
--------------------------
Larry Bowman, Engagement Partner
Bowman & Bowman P.A.


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